Exhibit (a)(7)

FOR IMMEDIATE RELEASE
May 20, 2002

Contact: Eggert Dagbjartsson
                  Equity Resources Group, Inc.
                  44 Brattle Street
                  Cambridge, Massachusetts 02138

Telephone:        (617) 876-4800

For Immediate Release

         Equity Resource Lexington Fund Limited Partnership announced today that it has extended its tender offer to purchase up to 9,130 units of limited partnership interests, or LP Units, in Winthrop Partners 80 Limited Partnership until June 3, 2002. The terms of the offer are otherwise identical to the terms of the original offer made to holders of LP Units on April 19, 2002. Approximately 497 units have been tendered as of the date of the extension.